UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 19, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Revlon, Inc.
File No. 001-11178

Revlon Consumer Products Corporation
File No. 33-59650

CF#31033
_____

Revlon, Inc. and Revlon Consumer Products Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q each filed on April 30, 2014.

Based on representations by Revlon, Inc. and Revlon Consumer Products Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1	through November 19, 2017
Exhibit 4.5	through November 19, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary